EXHIBIT 99.1

Just Energy Group Inc. Announces a US$250 Million Multi-Draw Term Financing With a Financing Group Led by Sagard Credit Partners, LP

  Flexible financing that allows the company to improve its capital structure
  Funds the tender offer for its outstanding US$150 million Convertible Bonds
  Provides capital to fund ongoing organic growth initiatives and accretive acquisitions
  Financing group led by Sagard Credit Partners, LP (“SCP”), and including certain funds managed by a leading US-based global fixed income asset manager

TORONTO, Sept. 12, 2018 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the "Company"), a leading consumer company, specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options, is pleased to announce that it has entered into a US$250 million (approximately C$325 million equivalent) non-revolving multi-draw senior unsecured term loan facility (the “Loan”) with SCP and certain funds managed by a leading US-based global fixed income asset manager (together with SCP, the “Lenders”). The Loan will bear interest at 8.75% per annum and will mature on September 12, 2023 (the "Maturity Date").

Adam Vigna, Managing Partner & Chief Investment Officer of SCP, said: “We are pleased to provide this financing to Just Energy, a business with which the SCP team has a long and deep history. This investment is in line with our mandate to provide bespoke debt financing to companies with attractive fundamentals and strong management teams.”

Just Energy intends to use the net proceeds of the Loan to fund a tender offer (which the Company also announced today) for its outstanding US$150 million convertible unsecured subordinated bonds due July 2019 (the “Tender Offer”), for general corporate purposes, including to pay down the Company’s credit line, and for future acquisitions. The Tender Offer is not being made and will not be made directly or indirectly in or into, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or any facility of a national securities exchange of, the United States.  This press release is not an offer of securities for sale or an invitation to offer or sell securities in the United States.

Key terms of the Loan are as follows:

Principal:	US$250 million multi-tranche loan
Cash Coupon:	8.75% per annum
Ranking:	Subordinated to the Company’s secured credit facility and supplier agreements. The Loan shall rank ahead of all other indebtedness of Just Energy Group Inc. that is subordinated by its terms.
Term:	Five years
Prepayment:	Make whole provisions for the first three years; declining call schedule thereafter until maturity
Covenants:	Usual and customary for this type of financing, including but not limited to financial covenants and limitations on debt incurrence, distributions, asset sales, and transactions with affiliates
Warrants:	An aggregate of 7,462,561 warrants were issued to the Lenders, with each warrant being exercisable for one common share (subject to customary anti-dilution adjustments) of the Company at an exercise price of C$8.5612 per common share (representing a 100% premium to the 45-day volume weighted average price of the common shares on the Toronto Stock Exchange). The warrants shall have a 5-year exercise period and expire on September 12, 2023

“We are pleased to announce the addition of the new credit facility with a dynamic, highly-regarded group of financing partners led by Sagard, that understand our prospects for growth and the stability of our business,” said Patrick McCullough, chief executive officer of Just Energy. “Securing this long-term support further validates our strong credit-worthiness and business model outlook. This facility, combined with our other financial resources and existing cash, will allow us to execute our growth strategy that is focused on maximizing the financial benefit of our existing book of business while building for our future through the addition of value-added products and high-growth sales channels across geographies.”

Advisors

In addition to National Bank Financial Inc. having acted as sole agent in connection with the Loan financing, Fasken Martineau DuMoulin LLP acted as legal counsel to the Company. Tory’s LLP acted as legal counsel to the Lenders in conjunction with the Loan financing.

About Just Energy Group Inc.

Established in 1997, Just Energy is a leading consumer company specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options. With offices located across the United States, Canada, the United Kingdom, Germany, Ireland and Japan, Just Energy serves approximately 1.6 million residential and commercial customers providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy is the parent company of Amigo Energy, Green Star Energy, Hudson Energy, Interactive Energy Group, Just Energy Advanced Solutions, Tara Energy, terrapass and EdgePower Inc. Visit justenergygroup.com to learn more. Also, find us on Facebook and follow us on Twitter.

About Sagard Credit Partners, LP

SCP provides direct credit financing to public and private middle market companies across Canada and the U.S. SCP works with companies to craft solutions tailored to their unique financing needs, including term loans, notes, debenture financing, and other bespoke solutions and can provide certainty on terms, structure and execution. SCP has a long-term outlook and seeks to build lasting relationships with its investors as well as the companies in which it deploys capital. For more information on SCP please visit our website http://www.sagardholdings.com/credit-partners/.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These forward-looking statements include, but are not limited to, the use of proceeds of the Loan, including the making and completion of the Tender Offer and the ability of the Company to make future acquisitions, and are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to general economic and market conditions, levels and rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. These risks are not necessarily all of the risks that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. We undertake no obligation to update publicly any forward-looking statement, whether as a result of new information or future events.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jim Brown
Chief Financial Officer
Just Energy
713-544-8191
jbrown@justenergy.com

or

Michael Cummings
Investor Relations
Alpha IR Group
617-461-1101
michael.cummings@alpha-ir.com